PRIMERO CLOSES SALE OF BLACK FOX MINE AND COMPLEX
(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, October 6, 2017 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) today announces that the Company has closed the previously disclosed sale of the Black Fox mine and associated assets, located near Timmins, Ontario, Canada, to McEwen Mining Inc. (NYSE: MUX, TSX:MUX) ("McEwen"). Primero will receive total consideration of $32.5 million following a closing net working capital adjustment of $2.5 million. This includes $27.5 million in cash proceeds and the expected release of $5.0 million from restricted cash that was pledged towards environmental closure liabilities in the amount of $16.5 million, which will be assumed by McEwen. The proceeds net of closing costs from the sale of the Black Fox Complex have been used to permanently reduce the outstanding balance on the Company's revolving credit facility (“RCF”). When released, the restricted cash will also be applied to reduce the outstanding balance of the RCF, and following which Primero will have an additional $5.0 million of available credit for further drawdown, if required.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Director, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of applicable United States and Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include statements regarding the Company’s expectation to receive total consideration of $32.5 million for the sale of the Black Fox mine and associated assets, the expected release of $5 million from restricted cash, that upon its release such cash will be applied to reduce the outstanding balance of the Company’s revolving credit facility, and that thereafter the Company will have an additional $5 million of available credit to further draw on the revolving credit facility. The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there is no significant delay in the release of the restricted cash; that the exchange rate between the Canadian dollar and the United States dollar remain consistent with current levels; that there are no other events or matters that would prevent the Company either from paying down the outstanding balance of the revolving credit facility, or otherwise affect its ability thereafter to draw on the revolving credit facility.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: there may be delays in the release of the restricted cash; the exchange rate between the Canadian dollar and the United States dollar may change with an adverse impact on the amount of the released restricted cash when stated in U.S. dollars; the Company may not be able draw down, re-finance or extend its line of credit facility. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.